October 2, 2009

Mr. David E. Steele
President
UtiliPoint International Inc.
6000 Uptown Blvd, N.E., Suite 314
Albuquerque, NM 87110

Dear Mr. Steele:

This letter sets forth the terms of the Agreement between FORBES Magazine ("FORBES") and UtiliPoint International Inc. ("UtiliPoint"), in connection with the Special Advertising Sections ("Sections") scheduled to appear in the March 15, 2010 issue of Forbes.

1)   The Section shall be a minimum of two (2) paid full ad pages and two (2) full text pages, with an ad to text ratio of 1 to 1. In the event that FORBES is unable to obtain sufficient ad page commitments or a minimum net advertising revenue of $100,000 by the closing date of the Section (January 4, 2010), Forbes shall be permitted to cancel the Section.

2)   The advertising rates for the Section will be based on each advertiser's earned Forbes rate.

3)   Forbes reserves the right to reject any and all advertising judged unacceptable for any reason.

4)   The Section content will be on the topic of "The Great Transformers: Reshaping the Energy Paradigm" – which will be developed by UtiliPoint and FORBES. UtiliPoint will write the content, interviewing key leaders in converging industries such as environment, energy, telecommunications and IT and transportation. The section will discuss how market forces, government legislation and stimulus funds, and innovation are causing industries to cross paths, what this emerging paradigm means for companies and consumers, and what barriers and opportunities leading executives see as the future unfolds. The Forbes Custom Content group will review, edit and approve the content prior to publication.

5)   While Forbes agrees to oversee advertising sales, marketing, design and production of the Section, UtiliPoint agrees to:

   (a) Issue a joint press release announcing the partnership

   (b) Actively endorse and promote the program to UtiliPoint members, partners and clients

   (c) Assist in the development of the Section by having President David Steele co-sign an announcement letter to prospects announcing the partnership and the section program

   (d) Provide Forbes with a prospect list of companies that UtiliPoint has identified as top advertising prospects for the Section (name, title, company name, phone, e-mail)

   (e) Gauge initial advertising interest among those top prospects by October 12, 2009, and pass them along to a Forbes Custom sales consultant (To be named) for appropriate follow-up.

6) FORBES guarantees UtiliPoint the following if and only if the Section is published. Please note that two (2) full page advertisements are necessary for the Section to be published.

    a) The UtiliPoint name and logo will be featured on the special section cover.

    b) If four (4) ad pages are secured for the Section, then UtiliPoint will receive one (1) full page for an advertisement or text in the Section.

    c) UtiliPoint will receive 1,000 Section reprints for its own promotional efforts. A portion of those reprints will be distributed at the March 2010 UtiliPoint conference (date, location TBD).

    d) Forbes and UtiliPoint will co-host a panel discussion on "The Great Transformers" at the March 2010 UtiliPoint Conference. A minimum of three participants will be required for the panel discussion to proceed. Advertisers that run a full-page ad in the section will receive one spot for their executive on the panel. UtiliPoint will be responsible for audience development, marketing the panel discussion to conference attendees and assigning a moderator. Forbes will assist with content development and will videotape the panel discussion for posting on the Energy channel of Forbescustom.com.

    e) The Section, which will appear on the Energy channel of Forbescustom.com, will provide a hyperlink to UtiliPoint.com. UtiliPoint will host a link on its Web site that clicks through to the section on Forbescustom.com, as well as contribute additional content (articles, reports, charts, graphics) to supplement the section text on Forbescustom.com.

    f) Forbes will record a 2-3 minute audio commentary from David Steele (or another UtiliPoint executive/expert) on the topic of The Great Transformers" for posting on the Energy channel of Forbescustom.com. In addition, UtiliPoint will be allowed to post three subsequent audio commentaries/interviews on the same topic on the Energy channel.

7) Notwithstanding anything herein to the contrary, in the event the Section does not run, Forbes shall be under no obligation to pay or reimburse UtiliPoint for any expenditures UtiliPoint may have incurred in connection herewith and UtiliPoint shall be under no obligation to pay or reimburse Forbes for any expenditures Forbes may have incurred in connection herewith.

8) During the term of this agreement and for a period of 12 months after the date of publication in Forbes of each Section, the UtiliPoint will not produce, solicit, contribute, sponsor or endorse any special ad section to appear in Fortune, BusinessWeek, The Wall Street Journal or The Economist. However, that does not preclude UtiliPoint from being interviewed for or contributing to any editorial piece in those publications. Furthermore, this does not preclude UtiliPoint from placing traditional display advertising in those publications.

9) During the term of this agreement, UtiliPoint and Forbes (and their respective contractors) will not discuss any matters related to the Great Transformers program's print, online and event components with prospective clients, industry experts, analysts or consultants, without the other partner's consent.

10) Notwithstanding anything contained herein to the contrary, Forbes and UtiliPoint are and shall remain as between each other independent contractors. It is understood and agreed that no employee of Forbes or UtiliPoint shall be considered an employee of the other for any purpose whatsoever. None of the other named parties shall hold itself out to third parties as acting on behalf of the other and none of the actions of any said parties with respect to third parties shall be binding on the other.

11) This agreement shall be governed by and construed under the laws of the State of New York.

12) Neither this agreement nor any part thereof may be assigned by you without our prior written consent.

13) This agreement contains the entire understanding of the parties and may not be modified, waived or terminated orally. Any modifications, waiver or discharge must be in writing and signed by both parties.

If the foregoing correctly sets forth the terms of our agreement, please sign, date and return this letter. Once received, Forbes will countersign and return a fully executed agreement for your records.

Very Truly Yours,

Selden Blommer
Executive Director, Custom Solutions



AGREED AND CONSENTED TO:

UtiliPoint International Inc.

By:_____

David E. Steele
President

Date:____10\3\09____

FORBES Media

By:_____

Avery Stirratt
President & Chief Advertising Officer
Media Sales & Service Group